UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

02056215

NO ACT
P.E 7.22.02
1-10667

August 4, 2002

Act	1934
Section	
Rule	14A-8
Public Availability	8/4/2002

L. Steven Leshin
Jenkens & Gilchrist
1445 Ross Avenue
Suite 3200
Dallas, TX 75202

Re: AmeriCredit Corp.

Dear Mr. Leshin:

This is in regard to your letter dated July 22, 2002 concerning the shareholder proposal submitted by the International Brotherhood of Electrical Workers' Pension Benefit Fund for inclusion in AmeriCredit's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that AmeriCredit therefore withdraws its June 21, 2002 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Keir Devon Gumbs
Special Counsel

PROCESSED
AUG 29 2002
THOMSON
FINANCIAL

cc: Jerry O'Connor
Trustee
International Brotherhood of Electrical Workers'
Pension Benefit Fund
1125 Fifteenth St., N.W.
Washington, D.C. 20005

CR

Jenkens & Gilchrist

A PROFESSIONAL CORPORATION

1445 ROSS AVENUE
SUITE 3200
DALLAS, TEXAS 75202

(214) 855-4500
FACSIMILE (214) 855-4300

www.jenkens.com

AUSTIN, TEXAS (512) 499-3800
CHICAGO, ILLINOIS (312) 425-3900
HOUSTON, TEXAS (713) 951-3300
LOS ANGELES, CALIFORNIA (310) 820-8800
NEW YORK, NEW YORK (212) 704-6000
PASADENA, CALIFORNIA (626) 578-7400
SAN ANTONIO, TEXAS (210) 246-5000
WASHINGTON, D.C. (202) 326-1500

L. Steven Leshin
(214) 855-4364
sleshin@jenkens.com

July 22, 2002

VIA FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re: Shareholder Proposal submitted by the Trust for the International Brotherhood of Electrical Workers' Pension Benefit Fund for inclusion in AmeriCredit Corp.'s 2002 Proxy Materials

Ladies and Gentlemen:

Per our letter dated June 21, 2002, we requested that the Staff concur in our opinion that our client, AmeriCredit Corp. (the "Company"), may omit from its proxy statement and form of proxy (its "Proxy Materials") for its 2002 Annual Meeting of Shareholders a shareholder proposal (the "Proposal") and statement in support thereof received from the Trust for the International Brotherhood of Electrical Workers' Pension Benefit Fund (the "Proponent").

Today we received a letter, a copy of which is attached hereto, from Jerry O'Connor, Trustee of the Proponent, formally withdrawing the Proposal.

Given that the Proponent has now voluntarily withdrawn the submission and therefore has rendered the matter moot, we are informing you that it is unnecessary for the Staff to respond to our request for Staff concurrence regarding the exclusion of the Proposal form the Company's Proxy Materials. Please withdraw our request.

If you have any questions regarding this matter, please feel free to call the undersigned at (214) 855-4364 or, in my absence, Mark D. Wigder at (214) 855-4326.

Best regards,

L. Steven Leshin

cc (w/o enclosure): Chris A. Choate, Esq.
Trey Brown, Esq.
Mark D. Wigder, Esq.
Ryan C. Whitfill, Esq.

TRUST FOR THE
INTERNATIONAL BROTHERHOOD OF ELECTRICAL WORKERS'
PENSION BENEFIT FUND 1125 Fifteenth St. N.W. Washington, D.C. 20005

July 22, 2002

VIA FAX AND U. S. MAIL

Mr. Chris A. Choate
Executive VP/Corporate Secretary
AmeriCredit Corporation
801 Cherry Street #3900
Fort Worth, TX 76102

Dear Mr. Choate:

I am formally withdrawing the shareholder proposal that the Board of Trustees of the International Brotherhood of Electrical Workers' Pension Benefit Fund submitted to Americredit, Inc., concerning **Stock Option Expensing**.

Sincerely yours,

Jerry O'Connor
Trustee

JOC:jl

Copy to U.S. SEC

Form 972

TRUST FOR THE
INTERNATIONAL BROTHERHOOD OF ELECTRICAL WORKERS'®
PENSION BENEFIT FUND 1125 Fifteenth St. N.W. Washington, D.C. 20005

July 22, 2002

RECEIVED
2002 JUL 29 PM 12: 16
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

VIA FAX AND U. S. MAIL

Mr. Chris A. Choate
Executive VP/Corporate Secretary
AmeriCredit Corporation
801 Cherry Street #3900
Fort Worth, TX 76102

Dear Mr. Choate:

I am formally withdrawing the shareholder proposal that the Board of Trustees of the International Brotherhood of Electrical Workers' Pension Benefit Fund submitted to Americredit, Inc., concerning **Stock Option Expensing**.

Sincerely yours,

Jerry O'Connor
Trustee

JOC:jl

Copy to U.S. SEC ✓

Stock Option Expensing Proposal

Resolved, that the shareholders of AmeriCredit Corporation ("Company") hereby request that the Company's Board Stock Option/Compensation Committee prepare and issue to shareholders a report that examines the effect on Company earnings of expensing the costs of executive stock options issued under the 1998 Limited Stock Option Plan ("Plan"). The earnings effect of expensing all past and current grants under the Plan should be presented, along with the Company's rationale for the current accounting treatment of executive stock options.

Statement of Support: Stock options are an important component of our Company's overall executive compensation program. The grant of stock options is designed to provide positive incentives for executives to focus on the creation of long-term corporate value. The increasing use of stock options at a time of growing investor skepticism of the accuracy and transparency of corporate financial reporting has prompted an intense public debate on the appropriate accounting treatment for stock options. Current accounting rules give companies the choice of reporting stock option expenses annually in the company income statement or as a footnote in the annual report (See: FASB Statement 123). Nearly all companies, including our Company, report the cost of stock options as a footnote in the corporate annual report. We believe that including the estimated costs of stock option grants in company income statements would more accurately reflect a company's operational earnings.

A recent Standard & Poor's ("S&P") report entitled "Measures of Corporate Earnings" (revised May 14, 2002) sets out a new formula for more accurately calculating the after-tax earnings generated from a corporation's principal business or businesses. S&P's call for a more accurate "core earnings" calculation of corporate operational earnings was prompted in large measure by investor concerns about the transparency, accuracy and reliability of corporate financial reporting. One of the key reporting items that the S&P report examined was the accounting treatment of stock option grants. The compelling logic advanced by S&P for including stock option costs in earnings statements is that these stock grants are components of executive compensation plans, and like other compensation components, such as salaries, cash bonuses and other employee benefits, should be included as expenses in the calculation of operational earnings. S&P's

research indicates that the expensing of option grant costs would have lowered operational earnings at companies by as much as 10% in 2000.

We believe that the failure to expense executive stock option costs can result in a "no-cost" executive compensation mentality that can promote the excessive use of stock options. The expensing of stock option costs would help promote more modest and appropriate use of stock options in executive compensation plans. We believe that investors are entitled to and need an accurate picture of company operational earnings and the true cost of executive compensation programs. The proposal's call for a study of the impact of expensing stock options on Company earnings is an important first step in examining this issue.

Jenkens & Gilchrist

A PROFESSIONAL CORPORATION

1445 ROSS AVENUE
SUITE 3200
DALLAS, TEXAS 75202

(214) 855-4500
FACSIMILE (214) 855-4300

www.jenkens.com

AUSTIN, TEXAS
(512) 499-3800
CHICAGO, ILLINOIS
(312) 425-3900
HOUSTON, TEXAS
(713) 951-3300
LOS ANGELES, CALIFORNIA
(310) 820-8800
NEW YORK, NEW YORK
(212) 704-6000
PASADENA, CALIFORNIA
(626) 578-7400
SAN ANTONIO, TEXAS
(210) 246-5000
WASHINGTON, D.C.
(202) 326-1500

L. Steven Leshin
(214) 855-4364
sleshin@jenkens.com

June 21, 2002

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED
AND FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re: Shareholder Proposal submitted by the Trust for the International Brotherhood of Electrical Workers' Pension Benefit Fund for inclusion in AmeriCredit Corp.'s 2002 Proxy Materials

Ladies and Gentlemen:

This letter is to inform you that our client, AmeriCredit Corp. (the "Company"), intends to omit from its proxy statement and form of proxy (its "Proxy Materials") for its 2002 Annual Meeting of Shareholders (the "Annual Meeting") a shareholder proposal (the "Proposal") and statement in support thereof (the "Supporting Statement") received from the Trust for the International Brotherhood of Electrical Workers' Pension Benefit Fund (the "Proponent"). The Proposal requests that the Company's Board Stock Option/Compensation Committee:

> "...prepare and issue to shareholders a report that examines the effect on Company earnings of expensing the costs of executive stock options issued under the 1998 Limited Stock Option Plan ("Plan"). The earnings effect of expensing all past and current grants under the Plan should be presented, along with the Company's rationale for the current accounting treatment of executive stock options."

In its Supporting Statement the Proponent concedes that the Company's current method of reporting stock option expenses is utilized by "[n]early all companies" and is allowed under

Statement of Financial Accounting Standards No. 123 ("SFAS 123"); however, the Proponent argues that the inclusion of the estimated cost of stock option grants in the Company's income statements would more accurately reflect the Company's operational earnings. The Proponent's letter, dated May 28, 2002, setting forth the Proposal and Supporting Statement are attached hereto as Exhibit A.

On behalf of our client, we hereby respectfully request that the Staff of the Division of Corporation Finance (the "Staff") concur in our opinion that the Proposal and the Supporting Statement may be excluded from the 2002 Proxy Materials on the bases set forth below.

Enclosed, pursuant to Rule 14a-8(j), are six (6) copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), we are simultaneously mailing a copy of this letter and its attachments to the Proponent, informing it of the Company's intention to omit the Proposal and the Supporting Statement from the 2002 Proxy Materials and the reasons for such omission. The Company expects to mail its definitive 2002 Proxy Materials on September 20, 2002. Accordingly, pursuant to Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company files its definitive 2002 Proxy Materials with the Commission.

As discussed more fully below, the Company believes that the Proposal and the Supporting Statement may properly be excluded from the 2002 Proxy Materials pursuant to Rule 14a-8(i)(7) and Rule 14a-8(i)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Background

The Proposal asks that the Company's Board Stock Option/Compensation Committee prepare and issue a report (i) examining the effect on the Company's earnings of expensing stock options granted to executives under the 1998 Limited Stock Option Plan (the "Plan") and (ii) explaining the Company's rationale for its current accounting treatment of executive stock options.

SFAS 123 allows companies to account for stock-based compensation plans by applying either the "fair value-based method" or the "intrinsic value-based method" as set forth in Accounting Principals Board ("APB") Opinion No. 25. The fair value-based method, which few companies choose to employ, measures the compensation cost at the grant date based on the fair value of the award and recognizes it as an expense in the income statement over the service period, which is usually the vesting period. The Company, like an overwhelming majority of public companies, elects to use the intrinsic value-based method of accounting for stock-based compensation plans. Under the intrinsic value-based method, compensation cost is typically measured as the excess of the market price of the stock at the grant date over the exercise price.

Using the intrinsic value-based method, the Company is generally not required to record expense related to stock options because the Company sets the exercise price of its stock options at no less than the market price of the underlying stock on the grant date.

Furthermore, the Company fully complies with the SFAS 123 requirement that companies using the intrinsic value-based method provide pro forma footnote disclosure of net income and earnings per share as if the fair value-based method had been used. In accordance with SFAS 123, the Company currently provides disclosure to stockholders of pro forma net income, pro forma basic earnings per share, and pro forma diluted earnings per share (based on the aggregate compensation expense resulting from all Company stock option plans) determined using the fair value-based method (See footnote 8 to the Company's 2001 Annual Report to Shareholders, of which pages 39 to 43 are attached hereto as Exhibit B, which is highlighted to show pertinent fair value-based pro forma earnings for all plans). As a result, information describing the effect of the fair value of stock options granted by the Company under its stock option plans, including the Plan, is readily available to the public in the notes to the Company's consolidated financial statements.

Discussion

I. The Proposal may be excluded under Rule 14a-8(i)(7) because it deals with a matter relating to the Company's ordinary business operations.

1. The Proposal addresses the Company's choice of accounting methods.

Rule 14a-8(i)(7) permits a company to exclude a shareholder proposal from its proxy materials if the proposal deals with a matter relating to the company's "ordinary business operations." As set forth in Exchange Act Release No. 40018 (May 21, 1998), the general policy underlying the "ordinary business" exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." This general policy is based on two primary considerations: (i) that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight"; and (ii) the "degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Exchange Act Release No. 40018 (May 21, 1998).

As evidenced by a series of recent "no-action" letters, the Staff has consistently taken the position that shareholder proposals that relate to a company's choice of accounting methods, and specifically the accounting methods used with respect to expensing of stock options, may be excluded on the grounds that such proposals relate to the ordinary business operations of the company. *See, e.g., Intel Corp.* (Feb. 27, 2001); *BellSouth Corp. (Schneider)* (Jan. 22, 2001); *AT&T Corp.*, (Jan. 8, 2001); *SBC Communications Inc.* (Dec. 14, 2000); *Pfizer, Inc.* (Dec. 13, 2000); *Applied Materials, Inc.* (Dec. 13, 2000) (In each of these letters the Staff concurred in the exclusion of proposals requesting that the company record the annual cost of stock options in its income statements and separate the equity portion of its balance sheets to show the number of shares and equity attributed to (i) the exercise of stock options and parenthetical the accumulated cost of such options and (ii) the remaining balance of stock holders. In each case, the Staff acknowledged that these proposals related to the company's "ordinary business operations (*i.e.*, choice of accounting methods))."

The position taken by the Staff in the above-cited "no-action" letters is consistent with the Staff's well-established position that proposals focusing on a company's accounting methods fall within the scope of Rule 14a-8(i)(7) and are, therefore, excludable from a company's proxy materials. The Staff's position that choice of accounting methods falls within the scope of ordinary business operations has been consistently applied even where an accounting change is proposed by shareholders who feel they are not adequately apprised of the company's financial position and/or exposure to risks as a result of the company's choice of accounting methods. *See, e.g., Conseco, Inc.* (April 18, 2000) (shareholder proposal requesting that a board of directors committee create and implement policies designed to make certain that the company's accounting methods and financial reports adequately disclosed financial risks associated with the company's sub-prime lending activities was allowed to be omitted under Rule 14a-8(i)(7) because the proposal involved "accounting methods and the presentation of financial statements in reports to shareholders."). Similarly, in *The Travelers Group, Inc.* (Feb. 5, 1998), the Staff concurred that despite stockholder concerns that the company's then current accounting methods understated the risks associated with its dealings in derivatives, a shareholder proposal requiring the company to adopt the proposed Financial Accounting Standards Board ("FASB") rules for accounting for derivatives was excludable under Rule 14a-8(i)(7) because it related to the company's ordinary business operations (*i.e.*, accounting methods).

By requiring the production of a report showing the "earnings effect of expensing all past and current stock options" and providing an explanation of the Company's rationale for its current accounting treatment of executive stock options, the Proposal clearly addresses the Company's choice of accounting methods and, therefore, may be omitted from the Proxy Materials.

2. The Proposal requires financial disclosures not required under GAAP or any applicable law.

The Staff has consistently concurred that proposals concerning financial reporting and accounting policies that are not required by Generally Accepted Accounting Principles ("GAAP") or by disclosure standards under applicable law are excludable on the grounds that they involve matters relating to the conduct of ordinary business operations. *See, e.g., WPS*

Resources Corp. (Jan. 23, 1997) (proposal that the company enhance its financial and other disclosures with information on the cost of its "quality program" was excludable under ordinary business exception because it dealt with the format and content of the company's periodic reports); *Minnesota Mining and Manufacturing Co.* (Mar. 23, 1988) (the Staff permitted exclusion of a proposal that the company include an alternate gold standard summary in its annual report because the proposal sought the reporting of information that was not required by GAAP or by disclosure standards under applicable law); *American Stores Co.* (April 7, 1992) (the Staff allowed exclusion of a shareholder proposal after noting the company's view "that matters involving the presentation of the disclosure in reports to shareholders and the form and content of those reports, including questions concerning the information provided that is neither required under disclosure standards established by applicable requirements, e.g., GAAP, nor generally consistent with such disclosure standards, relate to ordinary business operations."). Furthermore, the Staff has not objected to omission of such proposals even though they did not specifically request that the financial information be included in a periodic report but rather sought disclosure of the information to shareholders supplementally. *See, e.g., American Telephone and Telegraph Company* (Jan. 29, 1993) (proposal requiring the company to prepare a separate income statement for one of its subsidiaries so that shareholders could monitor the subsidiary's performance by its profit contribution to AT&T was excludable under Rule 14a-8(c)(7) (the predecessor to the current Rule 14a-8(i)(7)) as relating to the conduct of the ordinary business operations of the company (*i.e.* presentation of financial statements in annual reports to shareholders)); *Arizona Public Service Company* (Feb. 22, 1985) (proposal requiring that the company provide "by a supplemental report available to shareholders" certain "additional information" in addition to that currently reported in FERC Form No. 1 was excludable under Rule 14a-8(c)(7) as relating to the conduct of the ordinary business operations of the company (*i.e.*, the voluntary disclosure of the company's operating expenses for advertising, research and development and outside professional and consultant services)).

While the Proposal would not require the Company to make any additional filings with the Commission, it would clearly require the Company to supplementally prepare and issue a special financial report to its stockholders with disclosure above and beyond that which is required by GAAP or any standards under applicable laws. The determination of what disclosures to stockholders are desirable in addition to what disclosures are necessary to meet the reporting requirements of the Commission and GAAP is properly left to the discretion of the board of directors and management of the Company as a matter relating to the conduct of the ordinary business operations of the Company. Moreover, neither GAAP nor any disclosure standards require the Company to explain its rationale for its choice of accounting methods relating to stock options. Therefore, the Proposal may be properly excluded from the Company's Proxy Materials.

3. <u>The report requested in the Proposal relates to the ordinary business operations of the Company and does not address a significant social policy issue</u>.

As stated above, Rule 14a-8(i)(7) permits a company to exclude from its proxy materials a shareholder proposal that deals with a matter relating to the company's "ordinary business operations." The staff has consistently applied the "ordinary business operations" exception to shareholder proposals, like the Proposal, that require a company to prepare a report that relates to some aspect of its ordinary business operations. The fact that the Proposal would not require the Company to take any particular action (other than preparation of the requested report) with respect to its ordinary business operations does not change the applicability of the "ordinary business operations" exception.

In fact, the Commission directly addressed the issue of shareholder proposals that request special reports relating to ordinary business operations in Exchange Act Release No. 34-20091 (August 16, 1983). In that Release the Commission stated that under Rule 14a-8(c)(7) a proposal will be excludable if the subject matter of the special report involves a matter of ordinary business. The only shareholder proposals that merit special consideration are those that raise important social policy issues. The Commission has indicated that proposals that raise social policy issues so significant that a shareholder vote on the matter is appropriate may be exempted from exclusion under the "ordinary business operations" rule. Exchange Act Release No. 12999 (Nov. 22, 1976); Exchange Act Release No. 40018 (May 21, 1998). Proposals that are protected from exclusion under the "social policy issue" exception can be clearly differentiated from the Proponent's Proposal. For example, in *American Standard Cos., Inc.* (Mar. 18, 2002), a shareholder proposal requested that "the Board of Directors of the American Standard Companies, Incorporated [sic] report (at reasonable cost and omitting proprietary information) to shareholders on the greenhouse gas emissions from our company's own operations and products sold, including: steps the company can take to reduce emissions of greenhouse gasses substantially; recommendations for steps the appliance manufacturing industry can take to collectively reduce emissions of greenhouse gasses substantially, and plans, if any, to support energy-efficient appliance standards." The Staff found that the proposal could not be excluded under Rule 14a-8(i)(7) as the proposal clearly calls for actions and plans that are designed to impact a significant social policy issue, and the scope of the proposal goes well beyond the company's own economic interests.

In the instant case, the Proposal does not request any action by the Company that would impact a significant social policy issue. While the Proponent claims, without factual support, in its Supporting Statement that "there is an intense public debate on the appropriate accounting treatment for stock options," the Proposal, as established above, focuses solely on the bottom-line financial impact of the Company's choice of accounting methods. The Proposal specifically seeks action that will affect only the Company's choice of accounting methods, and the Proposal is singularly concerned with the effect of the Company's accounting methods on its earnings as shown in its financial statements. Further, the Proposal focuses on only *one* of the Company's *many* stock option plans, so the special financial report sought would not even provide a complete picture of the effect on the Company's earnings of expensing stock options.

A review of past "no-action" letters demonstrates that proposals that, like the Proposal, are only loosely related to social policy issues are subject to omission because the standard with regard to exclusion of a proposal pursuant to Rule 14a-8(i)(7) is not whether the proposal may be construed as tangentially relating to a significant social policy issue, *but whether the proposal requests action in furtherance of a significant social policy issue* (emphasis added). *Mead Corp.* (Jan. 31, 2001) (Staff allowed exclusion under Rule 14a-8(i)(7) of a proposal that requested that the board "prepare by six months after the stockholders meeting (at reasonable expense and excluding proprietary information) a report on the *current* status of the issues raised in *Pure Profit* as they affect our company. Included in this report should be a description of Mead Corporation's own liability projection methodology (if different) and an assessment of other major environmental risks, such as those created by climate change." (emphasis in original)); *CIGNA Corporation* (February 10, 1998) (Staff allowed exclusion under Rule 14a-8(i)(7) of a proposal that requested "the Board of Directors to review (at reasonable cost and omitting proprietary information) and make available to shareholders by August 1998 a report on our company's anticipated liabilities due to property loss and/or healthcare costs potentially caused by climate change."); *American International Group, Inc.* (March 17, 1998) (Staff allowed exclusion under Rule 14a-8(i)(7) of a proposal that requested "the Board of Directors to make available (at reasonable cost and omitting proprietary information) a report on (1) the company's anticipated property and/or health care loss liabilities potentially caused by global warming and (2) how the company's public policy stance on global warming relates to its loss prevention activities."). In each of the three foregoing letters the Staff noted that the proposal focused on the company's own financial interests (as opposed to a far reaching social policy issue). The Proposal is no different.

The Proposal, like the proposals in *Mead Corp.* (Jan. 31, 2001); *CIGNA Corporation* (Feb. 10, 1998); and *American International Group, Inc.* (Mar. 17, 1998), is at best tangentially related to a social policy issue and certainly does not require any action in furtherance of a significant social policy issue. Accordingly, the Proposal may be properly excluded from the Company's Proxy Materials.

4. The issue raised in the Proposal is clearly distinguishable from accounting issues that constitute significant social policy issues.

In addition to environmental issues, like those discussed in *American Standard Cos., Inc.* (Mar. 18, 2002) (discussed above), the Staff has recently addressed a significant social policy issue concerning the impact of non-audit services on auditor independence. The Staff has issued a series of letters, beginning with *Walt Disney Co.* (Dec. 18, 2001), in which the Staff found that shareholder proposals requiring a board of directors to adopt a policy that the company's independent accounting firm is allowed to provide *only* audit services to the company could not be excluded from proxy materials in light of the widespread public debate concerning the impact of non-audit services on auditor independence and the increasing recognition that this issue raises significant policy considerations. We anticipate that the Proponent, in its response to this letter, will attempt to argue that, like the issue of auditor independence, the choice of accounting methods with respect to stock option expenses constitutes a significant social policy issue. However, it is clear that the question of auditor independence addresses, *on a broad scale,* the fundamental need for investor confidence regarding the overall truthfulness of corporate financial reporting while the choice between *two accepted methods* of accounting for stock option expense is a narrow accounting issue that, as the Staff has consistently ruled (*See, e.g., Intel Corp.* (Feb. 27, 2001); *BellSouth Corp. (Schneider)* (Jan. 22, 2001); *AT&T Corp.*, (Jan. 8, 2001); *SBC Communications Inc.* (Dec. 14, 2000); *Pfizer, Inc.* (Dec. 13, 2000); *Applied Materials, Inc.* (Dec. 13, 2000), falls squarely within the bounds of a company's ordinary business operations. The only difference between the Proposal and the shareholder proposals that were found to be excludable in the above-cited "no-action" letters is that the Proponent has framed its Proposal as a request for a report to shareholders on the effect of implementing the fair value-based method instead of directly requiring the Company to change its accounting methods. Notwithstanding this change in form, the Proponent seeks to achieve substantially the same result as was sought in the above-cited "no-action" letters. In effect, the Proponent seeks to circumvent the "ordinary business operations" rule in hopes that this indirect approach will convince the Staff to effectively reverse its well-established position regarding the choice of accounting methods for stock option expense. If the Staff opens the door to shareholder proposals, such as the Proposal, that are cloaked under cover of a "significant social policy" justification, but are actually nothing more than transparent efforts to dictate, influence or exert control over a company's choice of accounting methods, the Staff can reasonably expect that each and every aspect of corporate accounting and financial reporting will become the subject of shareholder attempts to impose the type of "micro-management" the Commission seeks to avoid (*See* Exchange Act Release No. 40018 (May 21, 1998)). As a result, the Staff will be kept in a muddle of constant requests for interpretive guidance, with the Staff left to perform the arduous task of attempting to clarify and separate "choice of accounting methods" from *true* significant social policy issues, leading to an unworkable intrusion of shareholder proposals into choice of accounting determinations. The Proponent is wrong in trying to open that door and allow shareholder proposals to dictate choice of accounting methods by labeling the issue as one of "social policy."

II. The Proposal may be excluded under Rule 14a-8(i)(3) because it contains false and misleading statements in violation of the Commission's proxy rules.

Rule 14a-8(i)(3) of the Exchange Act states that a shareholder proposal or supporting statement may be omitted if it is "contrary to any of the Commission's proxy rules," including

Rule 14a-9's prohibition on materially false and misleading statements in proxy solicitation materials. Note (b) to Rule 14a-9 states that "misleading" material includes "[m]aterial which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." Previous "no-action" letters have concurred that proposals containing unfounded and unsubstantiated assertions representing the personal opinions or suspicions of a stockholder are excludable under this provision. *See, e.g., Detroit Edison Co.* (Mar. 4, 1983) (statements implying company engaged in improper "circumvention of . . . regulation" and "obstruction of justice" without factual foundation provided a basis for excluding the proposal under former Rule 14a-8(c)(3) (the predecessor to the current Rule 14a-8(i)(3)). Set forth below are the statements contained in the Proposal and Supporting Statement that are false and misleading and, therefore, violate Rule 14a-9 of the Exchange Act:

► In its Supporting Statement the Proponent asserts that "including the estimated costs of stock option grants in company income statements would more accurately reflect a company's operational earnings." The negative inference created by this statement is that companies, including the Company, using the "intrinsic value-based method" of accounting for stock option expenses are either providing inaccurate information to shareholders and investors, or at best, are providing information that is inadequate with regard to its level of accuracy. As noted above, the Company uses the "intrinsic value-based method", which is one of the two accepted methods of accounting for stock options. Additionally, in accordance with SFAS 123, the Company provides disclosure to shareholders of pro forma net income, pro forma basic earnings per share, and pro forma diluted earnings per share using the "fair value-based method" (See Exhibit B attached hereto). Entities such as GAAP and FASB are specifically tasked with establishing accounting standards and financial reporting requirements to ensure that companies disclose financial information in a thorough and accurate manner, and, as noted above, the Company fully complies with all accounting and financial reporting requirements (including, but not limited to, those under GAAP and FASB) regarding stock option expenses. In light of the facts set forth above, the suggestion by the Proponent that the Company provides inaccurate or inadequate information is clearly false and/or misleading.

► In reference to Standard and Poor's report (revised May 14, 2002, and attached hereto as Exhibit C) entitled "Measures of Corporate Earnings" the Proponent states, "S&P's research indicates that the expensing of option grant costs would have lowered operational earnings at companies by as much as 10% in 2000." This statement is potentially misleading in that readers are not given any details about the "companies" that were included in S&P's research (e.g. type of companies, size of companies, number of companies, etc.). Therefore, readers are likely to assume that this 10% reduction in operational earnings in 2000 applies to the Company, or at least to companies that are comparable to the Company with respect to stock option expenses (Why else would such information be included?). In fact, the Supporting

Statement only cites the maximum estimated reduction percentage (10%) and provides no additional information that would allow the reader to determine whether the research cited is a valuable tool for assessing the merits of the Proposal or just a meaningless statistic included merely for shock value.

► In the final paragraph of the Supporting Statement, the Proponent states, "We believe that the failure to expense executive stock option costs can result in a "no-cost" executive compensation mentality that can promote the excessive use of stock options. The expensing of stock option costs would help promote more modest and appropriate use of stock options in executive compensation plans." These statements suggest that the Company is prone to, and likely does, use executive stock options excessively, inappropriately and/or without recognition of the resulting expenses due to the fact that the Company records stock option expense in a footnote to its annual report instead of including such information in its income statements. Such suggestions are false and completely lack any factual support. The Proponent points to no documentation or credible evidence to indicate that a company that utilizes the "intrinsic value-based method" of accounting is any more likely to abuse executive stock options than a company that uses the "fair value-based method." Furthermore, the Proponent indicates that investors are currently deprived of the "accurate picture of company operational earnings and the true cost of executive compensation programs" to which they "are entitled" and that adoption of this Proposal will cure these injustices. This suggestion is clearly misleading in light of the fact that the Company provides its investors with information that is both true and accurate regarding operational earnings figures, and the Company discloses the effect of all Company stock option grants using both (i) the fair value-based method in the footnotes to its annual reports and (ii) the intrinsic value-based method in its income statements.

As a result of the materially false and misleading statements discussed above, the Proposal and Supporting Statement may be omitted from the Company's Proxy Materials pursuant to Rule 14a-8(i)(3).

Conclusion

Based upon the foregoing, we hereby respectfully request that the Staff not recommend any enforcement action if the Proposal, including the Supporting Statement, is excluded from the Company's 2002 Proxy Materials. Should the Staff disagree with our conclusions regarding the omission of the Proposal, or should any additional information be desired in support of the Company's position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response. If you have any questions regarding any aspect of this request, please feel free to call the undersigned at (214) 855-4364 or, in my absence, Mark D. Wigder at (214) 855-4326.

Best regards,

Steve Leshin

L. Steven Leshin

cc: Chris A. Choate, Esq.
Trey Brown, Esq.
Mark D. Wigder, Esq.
Ryan C. Whitfill, Esq.
Jerry O'Connor, Trustee of the Trust for the International Brotherhood of Electrical Workers' Pension Benefit Fund

EXHIBIT A

TRUST FOR THE
INTERNATIONAL BROTHERHOOD OF ELECTRICAL WORKERS'®
PENSION BENEFIT FUND
1125 Fifteenth St. N.W. Washington, D.C 20^

May 28, 2002

VIA FAX AND U. S. MAIL

Mr. Chris A. Choate
Executive VP/Corporate Secretary
AmeriCredit Corporation
801 Cherry Street #3900
Fort Worth, TX 76102

Dear Mr. Choate:

On behalf of the Board of Trustees of the International Brotherhood of Electrical Workers' Pension Benefit Fund (IBEW PBF) ("Fund"), I hereby submit the enclosed shareholder proposal for inclusion in AmeriCredit's ("Company") proxy statement to be circulated to Corporation Shareholders in conjunction with the next annual meeting of shareholders. The proposal relates to **"Stock Option Expensing"** and is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's Proxy Guidelines.

The Fund is a beneficial holder of 32,160 shares of the Company's common stock. The Fund has held the requisite number of shares required under Rule 14a-8(a)(1) for more than a year. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter.

Should you decide to adopt the provisions of the proposal as corporate policy, we will ask that the proposal be withdrawn from consideration at the annual meeting.

Either the undersigned or a designated representative will present the proposal for consideration at the annual meeting of the shareholders.

Sincerely yours,

Jerry O'Connor
Trustee

JOC:jl
Enclosure

Form 972

Stock Option Expensing Proposal

Resolved, that the shareholders of AmeriCredit Corporation ("Company") hereby request that the Company's Board Stock Option/Compensation Committee prepare and issue to shareholders a report that examines the effect on Company earnings of expensing the costs of executive stock options issued under the 1998 Limited Stock Option Plan ("Plan"). The earnings effect of expensing all past and current grants under the Plan should be presented, along with the Company's rationale for the current accounting treatment of executive stock options.

Statement of Support: Stock options are an important component of our Company's overall executive compensation program. The grant of stock options is designed to provide positive incentives for executives to focus on the creation of long-term corporate value. The increasing use of stock options at a time of growing investor skepticism of the accuracy and transparency of corporate financial reporting has prompted an intense public debate on the appropriate accounting treatment for stock options. Current accounting rules give companies the choice of reporting stock option expenses annually in the company income statement or as a footnote in the annual report (See: FASB Statement 123). Nearly all companies, including our Company, report the cost of stock options as a footnote in the corporate annual report. We believe that including the estimated costs of stock option grants in company income statements would more accurately reflect a company's operational earnings.

A recent Standard & Poor's ("S&P") report entitled "Measures of Corporate Earnings" (revised May 14, 2002) sets out a new formula for more accurately calculating the after-tax earnings generated from a corporation's principal business or businesses. S&P's call for a more accurate "core earnings" calculation of corporate operational earnings was prompted in large measure by investor concerns about the transparency, accuracy and reliability of corporate financial reporting. One of the key reporting items that the S&P report examined was the accounting treatment of stock option grants. The compelling logic advanced by S&P for including stock option costs in earnings statements is that these stock grants are components of executive compensation plans, and like other compensation components, such as salaries, cash bonuses and other employee benefits, should be included as expenses in the calculation of operational earnings. S&P's

research indicates that the expensing of option grant costs would have lowered operational earnings at companies by as much as 10% in 2000.

We believe that the failure to expense executive stock option costs can result in a "no-cost" executive compensation mentality that can promote the excessive use of stock options. The expensing of stock option costs would help promote more modest and appropriate use of stock options in executive compensation plans. We believe that investors are entitled to and need an accurate picture of company operational earnings and the true cost of executive compensation programs. The proposal's call for a study of the impact of expensing stock options on Company earnings is an important first step in examining this issue.

EXHIBIT B

costs are being amortized over the term of the notes, and unamortized costs of $6.7 million and $8.6 million as of June 30, 2001 and 2000, respectively, are included in other assets in the consolidated balance sheets.

7. Commitments and Contingencies

Leases

Branch lending offices are generally leased for terms of up to five years with certain rights to extend for additional periods. The Company also leases space for its administrative offices and loan servicing activities under leases with terms up to twelve years with renewal options. Lease expense was $17.3 million, $13.6 million and $8.1 million for the years ended June 30, 2001, 2000 and 1999, respectively.

Lease commitments for years ending June 30 are as follows (in thousands):

2002	$ 20,295
2003	17,514
2004	12,852
2005	11,162
2006	9,773
Thereafter	38,620
	$110,216

Concentrations of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk are primarily cash equivalents, restricted cash, derivative financial instruments and managed auto receivables, which include auto receivables held for sale and auto receivables serviced by the Company on behalf of the Trusts. The Company's cash equivalents and restricted cash represent investments in highly rated securities placed through various major financial institutions. The counterparties to the Company's derivative financial instruments are various major financial institutions. Managed auto receivables represent contracts with consumers residing throughout the United States and, to a limited extent, in Canada, with borrowers located in California and Texas accounting for 13% and 12%, respectively, of the managed auto receivables portfolio as of June 30, 2001. No other state accounted for more than 10% of managed auto receivables.

Legal Proceedings

As a consumer finance company, the Company is subject to various consumer claims and litigation seeking damages and statutory penalties, based upon, among other things, usury, disclosure inaccuracies, wrongful repossession, fraud and discriminatory treatment of credit applicants, which could take the form of a plaintiffs' class action complaint. The Company, as the assignee of finance contracts originated by dealers, may also be named as a co-defendant in lawsuits filed by consumers principally against dealers. The damages and penalties claimed by consumers in these types of matters can be substantial. The relief requested by the plaintiffs varies but includes requests for compensatory, statutory and punitive damages.

One proceeding in which the Company is a defendant has been brought in the form of a class action complaint. This lawsuit, pending in Superior Court in the State of California, claims that certain loan pricing structures used by the Company violate various California laws. This lawsuit previously included multiple other banks and finance companies as co-defendants; however, the claims against each bank and finance company have now been severed into separate lawsuits. Discovery has not commenced in this litigation, and no ruling has been made or is pending regarding class certification. In the opinion of management, this lawsuit is without merit and the Company intends to defend vigorously.

In the opinion of management, the resolution of the proceedings described above will not have a material adverse effect on the Company's consolidated financial position, liquidity or results of operations.

8. Stock Options

General

The Company has certain stock-based compensation plans for employees, non-employee directors and key executive officers.

A total of 20,300,000 shares have been authorized for grants of options and other stock-based awards under the employee plans, of which 2,000,000 shares are available for grants to non-employee directors as well as employees. As of June 30, 2001, 3,705,880 shares remain available for future grants. The exercise price of each option must equal the market price of the Company's stock on the date of grant, and the maximum term of each option is ten years. The vesting period is typically four years. A committee of the Company's Board of Directors establishes policies and procedures for option grants, vesting periods and the term of each option.

A total of 2,360,000 shares have been authorized for grants of options under the non-employee director plans. These plans have expired and no shares remain available for future grants as of June 30, 2001. The exercise price of each option must equal the market price of the Company's stock on the date of grant and the maximum term of each option is ten years. Option grants, vesting periods and the term of each option are established by the terms of the plans.

A total of 6,300,000 shares have been authorized for grants of options under the key executive officer plans, none of which remain available for future grants as of June 30, 2001. Option grants, vesting periods and the exercise price and term of each option are established by the terms of the plans.

The Company has elected not to adopt the fair value-based method of accounting for stock-based awards and, accordingly, no compensation expense has been recognized for options granted under the plans described above. Had compensation expense for the Company's plans been determined using the fair value-based method, pro forma net income would have been $206.5 million, $101.7 million and $65.5 million, pro forma basic earnings per share would have been $2.60, $1.39 and $1.04 and pro forma diluted earnings per share would have been $2.41, $1.31 and $0.98 for the years ended June 30, 2001, 2000 and 1999, respectively.

The following tables present information related to the Company's stock-based compensation plans. The fair value of each option grant was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:

Years Ended June 30,	*2001*	*2000*	*1999*
Expected dividends	0	0	0
Expected volatility	51%	45%	40%
Risk-free interest rate	5.31%	6.10%	5.51%
Expected life	5 years	5 years	5 years

Employee Plans

A summary of stock option activity under the Company's employee plans is as follows (shares in thousands):

Years Ended June 30,	2001		2000		1999	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	10,582	$12.22	10,856	$ 9.92	10,070	$ 7.51
Granted	2,319	32.54	3,009	16.67	2,841	15.42
Exercised	(4,411)	9.14	(2,665)	7.70	(1,829)	4.13
Canceled	(187)	17.60	(618)	14.31	(226)	12.41
Outstanding at end of year	8,303	$19.40	10,582	$12.22	10,856	$ 9.92
Options exercisable at end of year	3,823	$15.69	6,229	$10.05	6,969	$ 8.18
Weighted average fair value of options granted during year		$16.50		$ 7.93		$ 6.72

A summary of options outstanding under employee plans as of June 30, 2001, is as follows (shares in thousands):

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Years of Remaining Contractual Life	Weighted Average Exercise Price	Number Outstanding	Weighted Average Exercise Price
$2.75 to 5.00	5	3.33	$ 3.55	5	$ 3.55
$5.01 to 10.00	514	5.51	7.42	514	7.42
$10.01 to 15.00	2,523	7.10	12.68	1,533	12.24
$15.01 to 20.00	3,195	8.07	17.30	1,387	17.19
$20.01 to 25.00	529	9.11	21.12	52	21.22
$25.01 to 30.00	449	9.34	27.51	118	27.83
$30.01 to 35.00	15	9.64	33.58	3	33.56
$35.01 to 40.00	275	9.59	35.80	51	35.80
$40.01 to 46.00	798	9.84	45.23	160	45.23
	8,303			3,823	

Restricted stock with an approximate aggregate market value of $2.3 million at the time of grant was also issued under the employee plans during the year ended June 30, 2001. The market value of these restricted shares at the date of grant is being amortized into expense over a period that approximates the restriction period. As of June 30, 2001, unamortized compensation expense related to the restricted stock awards was $2.2 million.

Non-Employee Director Plans

A summary of stock option activity under the Company's non-employee director plans is as follows (shares in thousands):

Years Ended June 30,	2001		2000		1999	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	1,380	$4.33	1,385	$ 3.37	1,526	$ 2.87
Granted			80	17.81	80	14.88
Exercised	(900)	1.44	(85)	1.40	(201)	3.00
Canceled					(20)	14.63
Outstanding at end of year	480	$9.75	1,380	$ 4.33	1,385	$ 3.37
Options exercisable at end of year	480	$9.75	1,380	$ 4.33	1,385	$ 3.37
Weighted average fair value of options granted during year				$ 8.55		$ 6.49

A summary of options outstanding under non-employee director plans as of June 30, 2001, is as follows (shares in thousands):

	Options Outstanding and Exercisable		
Range of Exercise Prices	Number Outstanding	Weighted Average Years of Remaining Contractual Life	Weighted Average Exercise Price
$1.40 to 3.75	160	1.86	$ 2.64
$3.76 to 10.00	100	4.81	7.64
$10.01 to 15.00	140	6.92	14.77
$15.01 to 20.00	80	8.34	17.81
	480		

Key Executive Officer Plans

A summary of stock option activity under the Company's key executive officer plans is as follows (shares in thousands):

Years Ended June 30,	*2001*		*2000*		*1999*	
	Shares	*Weighted Average Exercise Price*	*Shares*	*Weighted Average Exercise Price*	*Shares*	*Weighted Average Exercise Price*
Outstanding at beginning of year	6,200	$10.90	6,300	$10.92	1,700	$ 8.00
Granted					4,600	12.00
Exercised	(900)	8.89	(100)	12.00		
Outstanding at end of year	5,300	$11.25	6,200	$10.90	6,300	$10.92
Options exercisable at end of year	3,000	$10.67	2,750	$ 9.53	1,700	$ 8.00
Weighted average fair value of options granted during year						$ 5.25

A summary of options outstanding under key executive officer plans as of June 30, 2001, is as follows (shares in thousands):

	Options Outstanding			*Options Exercisable*	
Range of Exercise Prices	*Number Outstanding*	*Weighted Average Years of Remaining Contractual Life*	*Weighted Average Exercise Price*	*Number Outstanding*	*Weighted Average Exercise Price*
$8.00	1,000	4.81	$ 8.00	1,000	$ 8.00
$12.00	4,300	6.58	12.00	2,000	12.00
	5,300			3,000	

9. Employee Benefit Plans

The Company has a defined contribution retirement plan covering substantially all employees. The Company's contributions to the plan were $2.4 million, $2.2 million, and $1.0 million for the years ended June 30, 2001, 2000 and 1999, respectively.

The Company also has an employee stock purchase plan that allows participating employees to purchase, through payroll deductions, shares of the Company's common stock at 85% of the market value at specified dates. A total of 2,000,000 shares have been reserved for issuance under the plan. Shares purchased under the plan were 322,015, 250,495 and 251,038 for the years ended June 30, 2001, 2000 and 1999, respectively.

10. Income Taxes

The income tax provision consists of the following (in thousands):

Years Ended June 30,	*2001*	*2000*	*1999*
Current	$ 56,561	$60,403	$ 3,486
Deferred	82,947	15,388	43,364
	$139,508	$75,791	$46,850

The Company's effective income tax rate on income before income taxes differs from the U.S. statutory tax rate as follows:

Years Ended June 30,	*2001*	*2000*	*1999*
U.S. statutory tax rate	35.0%	35.0%	35.0%
Other	3.5	4.8	3.5
	38.5%	39.8%	38.5%

EXHIBIT C

STANDARD
&POOR'S

Measures of Corporate Earnings

Revised

May 14, 2002

Originally released November 7, 2001

David M. Blitzer, Ph.D.

Robert E. Friedman, CPA

Howard J. Silverblatt

Standard & Poor's

55 Water Street

New York, NY 10041

Standard & Poor's a b c

Table of Contents

STANDARD
&POOR'S

Measures of Corporate Earnings

Introduction

Over the last decade, intensifying pressure to meet Wall Street earnings expectations led more and more companies to introduce new and different earnings measures and reporting approaches. At the same time, many members of the investment community expressed concern that earnings reports are becoming harder to understand, more difficult to compare across companies, and less useful to analysts and investors. A number of recent high-profile bankruptcies and accounting investigations have renewed investors' concerns about the reliability of corporate reporting.

Many observers agree that an impartial organization should act as a forum for discussions of how earnings should be defined and measured. In the last few years, a number of Wall Street firms have encouraged Standard & Poor's to take on this role. As the publisher of the leading database of corporate financial data (Standard & Poor's Compustat) and the provider of the S&P 500, the principal index and performance benchmark for U.S. equities, Standard & Poor's is well positioned for this task.

In November 2001, Standard & Poor's responded by publishing a short note on earnings calculations that included a suggested approach to calculating operating earnings. The purpose of the note was to generate discussion that would lead to a consensus on how earnings should be calculated, thus bringing more uniformity and clarity to earnings analyses and forecasts.

The response to that short note — which was released as an e-mail to analysts, commentators, and journalists Standard & Poor's believed would be interested — was much stronger and much more positive than anyone expected. While some open issues about accounting details certainly remain, virtually no one argued that there isn't a problem or that all investors and analysts understand currently available corporate reports and disclosures. News events since then have pushed earnings reporting and related corporate transparency and accounting issues to the forefront of discussions and have moved concerns about costs related to employee stock options from the footnotes to the headlines.

This paper is a revision to Standard & Poor's November 7, 2001 note on Measures of Corporate Earnings. Since the original note was published, Standard & Poor's Investment Services group consulted with a wide range of interested parties, including securities and accounting analysts, portfolio managers, corporate executives, academic researchers, and other investment professionals. These consultations were designed to gather comments from the investment community regarding proper earnings definitions and to build a consensus for reform. The people and organizations we contacted were generous with their time and knowledge, and Standard & Poor's would like to acknowledge the assistance and the ideas and suggestions it has received. However, Standard & Poor's is responsible for the proposal published here.

We begin our discussion by identifying and defining the three general measures of earnings currently in use — as reported earnings, operating earnings, and *pro forma* earnings. The uses of each are described.

The sections that follow present Standard & Poor's proposed definition of Core Earnings. Included are detailed comments on a number of specific areas, including employee stock options, pension costs and gains, restructuring charges, and goodwill impairment.

Standard & Poor's takes no position on the tax treatment of employee stock option grants. While we recognize the widespread use of option grants and their significant utility in many compensation plans, any comments about either tax treatment or the advisability of including options in employee compensation are outside the scope of this analysis.

The final section of this report discusses steps Standard & Poor's expects to take over the remainder of this year and into 2003 to provide further support for accurate measures of corporate earnings.

An accepted definition for Core Earnings will make it much easier for analysts and investors to evaluate varying investment opinions and recommendations and form their own views of which companies are most attractive. Of course, everyone will still be able to take their own analytical course, but they will know where they started. Standard & Poor's is providing a framework for how investment analyses can be done, and the data and benchmarks needed to support these analyses.

Earnings measures currently in use

Standard & Poor's review identified three general measures of earnings: as reported earnings, operating earnings, and *pro forma* earnings. All three measures have uses in the appropriate settings.

These measures, their use, and meaning are summarized here:

- **As reported earnings**: This is the broadest measure of corporate performance of the three considered here. As reported earnings are earnings including all charges except those related to discontinued operations, the impact of cumulative accounting changes, and extraordinary items, as defined by Generally Accepted Accounting Principles (GAAP). This is the traditional earnings measure and has a long history, having been used for the S&P 500 and company analyses for decades.
- **Operating earnings**: This measure focuses on the earnings from a company's principal operations, with the goal of making the numbers comparable across different time periods. Operating earnings are usually considered to be as reported earnings with some charges reversed to exclude corporate or one-time expenses. Despite the lack of any generally accepted definition, operating earnings are increasingly popular in corporate reports. The use of this measure

seems to come from internal management controls used when a business unit manager is not responsible for managing corporate-level costs.

- ***Pro forma* earnings**: Originally, the use of the term *pro forma* meant a special analysis of a major change, such as a merger, where adjustments were made for an "as if" review. In such cases, *pro forma* measures are very useful. However, the specific items being considered in an "as if" review must be clear. In some recent cases, "as if" has come to mean "as if the company didn't have to cover proper expenses." In the most extreme cases, *pro forma* is nicknamed EBBS, or "earnings before bad stuff."

  Such abuses notwithstanding, *pro forma* earnings do have a place and should be used for special analyses of potential changes in a corporation. In such cases, *pro forma* earnings are defined for the particular analysis.

Given the lack of any definition of operating earnings and the widespread and sometimes inconsistent use of the term, Standard & Poor's felt that to use it might only add to the confusion. Therefore, the earnings measure proposed here is called Core Earnings. Core Earnings refer to the after-tax earnings generated from a corporation's principal business or businesses. Since there is a general understanding of what is included in as reported earnings, the definition of Core Earnings begins with as reported earnings and then makes a series of adjustments. As Reported is earnings as defined by GAAP, with three exclusions — extraordinary items, cumulative effect of accounting changes, and discontinued operations, all as defined by GAAP[1].

[1] At times, keeping the pluses and minuses straight can be difficult. When an item is *excluded* from calculating earnings, it is not counted. If the excluded item is a cost or a charge, its exclusion makes earnings larger; if the excluded item is income, revenue or a credit, its exclusion makes earnings smaller.

Table 1 shows a sample income statement and provides a definition of as reported earnings:

Table 1: Summary Income Statement
Operating revenues
(Cost of goods sold)
(Selling, general & administrative expenses)
(Depreciation expense)
Earnings before interest and taxes [EBIT]
Interest income (expense)
(Amortization expense)
Dividend income
Royalty income
Pension gains (costs)
Income before taxes
(Taxes)
Reported Net Income [the As Reported S&P 500 EPS measure]
Discontinued operations
Cumulative effect of accounting changes
Extraordinary items
Net Income

General Approach

Core Earnings focus on a company's ongoing operations. They should include all the revenues and costs associated with those operations and exclude revenues or costs that arise in other parts of the business, such as unrealized gains or losses from hedging activities. Items that reflect ongoing operations include compensation of employees, expenditures for materials and supplies, and depreciation of capital equipment used in production.

Items that are not related to operations include litigation settlements, expenses related to mergers or acquisitions, and costs related to financing. These revenues or expenses are important and may be significant, but they are not representative of the company's core operations.

At times, a business decision may affect the timing of certain revenues or expenses. A decision to write off the value of equipment or to take charges for restructuring an ongoing operation may cause future expenses to be brought into the present. However, if these expenses represent items that would be included in Core Earnings, a change in their timing does not mean they should be eliminated or ignored.

The specific items that should be included or excluded in calculating Core Earnings are listed in **Table 2**. Each item is discussed separately in the following sections.

Table 2: Items included in and excluded from Core Earnings	
Included in Core Earnings	**Excluded from Core Earnings**
Employee stock option grant expense	Goodwill impairment charges
Restructuring charges from ongoing operations	Gains/losses from asset sales
Write-downs of depreciable or amortizable operating assets	Pension gains
Pension costs	Unrealized gains/losses from hedging activities
Purchased research & development expenses	Merger/acquisition related expenses
	Litigation or insurance settlements and proceeds

Items Included in Core Earnings

Employee stock option grant expense

Stock options are granted to employees as part of their compensation packages. Other components of compensation include salaries, cash bonuses based on individual or corporate performance, medical and other employee benefits, and defined benefit and/or defined contribution pension plans. All parts of employee compensation, including stock options, should be included in Core Earnings.

Employee stock option reporting is subject to specific regulations under Financial Accounting Standards Board (FASB) Statement 123. This rule gives companies the choice of reporting employee stock option expense annually in the income statement or as a footnote in the annual report. Only two companies in the S&P 500 include employee stock option grants as an expense in their income statements. Furthermore, this information is often released after the press release with fiscal year-end earnings information. Companies determine the cost of employee stock option grants with an option pricing model such as the Black-Scholes model and report those costs together with the factors used in the calculations.

Standard & Poor's believes that information on employee stock option grant expenses is important and should be available on a complete and timely basis. The information should be reported quarterly as part of the quarterly earnings release and filing, instead of once a year. In addition, the release should provide all the data necessary for an analyst to review the calculation of stock option expenses. This includes the number of options granted, their maturity, strike price, stock dividend rate, stock price at the time options were granted, and the assumptions required for an option pricing model such as the Black-Scholes model (risk-free rate and volatility). Finally, these data should be presented in a tabular form so that they are understandable.

Standard & Poor's takes no position on questions of how employee stock options should be taxed, related questions of how to account for options, or issues of when they should or should not be used. However, we believe that their growing use means that investors and analysts should have the essential data needed to evaluate options and their impact on corporate profits. Research shows that options expense could lower Core Earnings by as much as 10%. Therefore, Standard & Poor's intends to compile and report options-adjusted Core Earnings for its indices and its company coverage universe.

Restructuring charges from on-going operations

Standard & Poor's believes restructuring charges from on-going operations should be included in the calculation of Core Earnings because they relate to the costs and expenses of activities involved in the process of creating products or services.

Restructuring charges from on-going operations are generally defined as those expenses, such as employee layoffs, maintenance costs, or early lease terminations, that arise when a company decides to close plants or other facilities. Since these assets would have been used up in the process of creating operating revenues, charges for restructuring these assets should be included in the calculation of Core Earnings. Large-scale employee layoffs and plant closings may suggest that the company doesn't expect current and future levels of business to support current staffing levels and/or the operation of plants and their attendant machinery and equipment.

The calculation of Core Earnings should not make certain expenses vanish. Restructuring charges are real expenses. The benefit comes in future years: after the plant closings, employee reductions, lease terminations, and other adjustments, the business's operating costs are lower. If there had been no restructuring activity and no restructuring costs or expenses, there would have been larger costs charged against future revenues in later years.

Write-downs of depreciable or amortizable operating assets

Asset write-downs occur when the fair market value of an asset drops below net book value and the firm takes a charge on its books. Since the write-down represents the accelerated reduction in the value of assets that would have been used up in the creation of operating revenues, the write-down should be included in Core Earnings.

Some write-downs may be one-time events. However, their apparently rare occurrence doesn't change the facts — the assets in question are or were used in generating revenues and Core Earnings, and the market value of the asset is less than its net book value.

Pension costs

Pensions are part of employee compensation, just like salaries, bonuses, benefits, employee stock option grants, and other forms; pension costs are contributions to the pension trust. Since pensions costs are obligations borne by the company, and thus by its shareholders, these costs should be included in Core Earnings.

Some may be concerned that pension income is excluded from Core Earnings, while pension costs are included. This apparent conflict is in reality no conflict at all. The two are not parallel because they arise in different places from different activities. Pension costs are part of employee compensation and arise because people are hired to work and, hopefully, produce revenues and Core Earnings. Pension gains, in contrast, have nothing to do with the corporation's core business or the creation of Core Earnings. The size and timing of pension gains reflect the skill of the portfolio managers engaged to manage the pension plan and the foresight of the pension plan sponsor in establishing the investment policy and hiring the portfolio managers. Both the gains and the costs are related to the pension, but the similarity ends there.

Purchased research & development expenses

Since internally developed research and development costs are included in Core Earnings -- in the normal course of business, purchased research and development costs should be included in Core Earnings as well.

Items Excluded from Core Earnings

Goodwill impairment charges

Goodwill represents the difference between the price paid for an acquisition and the fair market value of identifiable assets of the acquisition. New rules for the treatment of goodwill, under FASB 142, are effective this year. Under these rules, companies do not amortize goodwill. However, companies are required to take a write-off if the goodwill carried on its books is "impaired" — if its market value is less than its book value. Standard & Poor's believes FASB 142 is correct because goodwill has an indefinite life.

Standard & Poor's believes that write-offs related to the impairment of goodwill should not be included in Core Earnings. Since the amortization of goodwill is not considered a period cost expended in the creation of revenues, the inclusion of goodwill impairment charges would distort the company's operating performance. Since any goodwill impairment implies that the company's earnings will suffer in the future, including a charge for goodwill impairment in Core Earnings would doubly penalize the company's performance.

Note that goodwill differs from the depreciation or amortization of assets. In the latter case, there are periodic charges, and a write-down changes the timing of these charges; with goodwill, in contrast, there are no periodic charges.

Gains/losses from asset sales

Gains and losses from sales of assets, including machinery and equipment, real estate, and salable intangible assets, should be excluded from the calculation of Core Earnings. Although the ultimate purpose of these assets is to create revenues and income, most companies are not in the business of buying and selling their own operating assets.

The exception to this rule is companies whose asset sales arise from the normal course of business. Such companies include financial entities such as banks, mortgage companies, and leasing companies, which buy or sell financial assets such as portfolios of loans or receivables; real estate development companies, which develop real estate properties for resale; and Real Estate Investment Trusts, which buy and sell real estate as part of their principal business.

Pension gains

The discussion of pension income relates to defined benefit plans. In a defined benefit plan, the corporation establishes a pension trust that manages financial assets for the benefit of current and future retirees. A pension plan estimates its future liabilities and compares them to its current assets. In some years, investment returns provide the fund with income that exceeds the net increase in its liabilities. At such times, the financial condition of the plan improves and the company has pension gains. However, these pension gains are the product of the financial markets and the investment skill of the portfolio managers hired to manage the pension trust; they are not a product of the company's core business.

Moreover, it's important to note that pension gains are not available to the corporation sponsoring the plan or to the shareholders of the corporation, except in rare cases where the plan is terminated. Because pension gains are not available to the corporation, they should not be included in the calculation of Core Earnings.

Furthermore, the corporation already benefits from a pension gain, so including it in Core Earnings would be double counting. If a pension plan enjoys several years of net gains, it will build up a surplus and become over-funded. In that case, the corporation will see a reduction in its pension contribution because the required pension contribution will be smaller or zero. Thus, although pension income should not be included in the calculation of Core Earnings, the corporation still benefits from it.

Unrealized gains/losses from hedging activities

FASB issued Statement 133 to boost balance sheet transparency and reporting conservatism. The rule requires companies to record hedging-related derivative instruments as on-balance sheet items at their fair market value. Consequently, companies must report any unrealized gains and losses from this "mark-to-market" mandate. Because efforts to mark-to-market the fair value of derivative instruments speak to balance sheet conservatism and transparency, Standard & Poor's believes unrealized gains and losses arising from mark-to-market positions should be excluded from the calculation of Core Earnings.

The exception to this rule is companies for which derivatives activities are part of their normal business, rather than only a function of risk management. For these firms, any subsequent realized gains and losses should be included in calculating Core Earnings. Such cases are most likely limited to financial firms engaged in certain trading operations and may possibly include commodity firms that derive a significant portion of their earnings from trading in derivatives and other financial instruments.

Merger/acquisition-related expenses

Expenses related to mergers and acquisitions (investment banking fees and legal costs, for example) should not be included in the calculation of Core Earnings.

Litigation or insurance settlements and proceeds

Since gains or losses from litigation settlements do not arise from the normal course of business, such gains or losses should be excluded from the calculation of Core Earnings. Consistent with this, provisions to boost litigation settlement reserves should be excluded from Core Earnings as well. Finally, gains from reversals of litigation settlement reserves should not be added back into Core Earnings. Insurance costs or proceeds, where the insurance is not integral to the company's operations (such as life insurance on employees other than that included in employee benefits), are not part of Core Earnings.

Standard & Poor's Next Steps

Even with the increased discussion of earnings reporting and related corporate transparency and accounting issues in recent months, the financial community is a long way from agreement on how earnings should be reported and analyzed. Equally distant is the rebuilding of trust among investors after a long bear market. Given these conditions, Standard & Poor's believes that continued work toward more reliable earnings information is essential.

Standard & Poor's will take a number of steps to improve the information available to analysts and investors:

- Discussions on earnings issues with industry associations, analysts, commentators, and investors begun since August, 2001 will continue and expand. These discussions will build on the growing consensus for more accurate earnings reporting.
- Standard & Poor's Compustat will include relevant data to permit the calculation and analysis of Core Earnings. Standard & Poor's Compustat covers more than 10,000 U.S. corporations.
- Standard & Poor's equity analytical group will adopt Core Earnings in their own analyses.
- Core Earnings will be calculated and reported for Standard & Poor's U.S. equity indices, including the S&P 500. Because current regulations do not require quarterly options expenses to be reported, Standard & Poor's will publish Core Earnings excluding options expense and, annually, will also publish options expense adjusted Core Earnings.

Standard & Poor's continues its efforts to support research and discussion of earnings reporting and related issues. The financial market is more than a market of financial instruments; it is a market of ideas and analyses as well. Because no one organization or individual has a corner on the market of ideas, active participation by all will lead to improvements in analyses and more predictable and reliable results for investors.

Acknowledgments

Standard & Poor's is pleased to acknowledge the assistance of the following people who graciously contributed their time and insights to the review of earnings measurements. Standard & Poor's is solely responsible for the opinions expressed in this report.

Charles Alsdorf
Director
Corporate Value Consulting
Standard & Poor's

Eli Bartov, CPA, Ph.D.
Professor of Accounting
Director, Accounting Doctoral Program
Leonard N. Stern School of Business
New York University

Warren E. Buffett
Chairman
Berkshire Hathaway Inc.

Jack T. Ciesielski, CPA, CFA
President
R.G. Associates, Inc.

Stephen C. Gerard
Managing Director
Corporate Value Consulting
Standard & Poor's

Joseph P. Joseph, CPA
Managing Director & Portfolio Manager
Putnam Investment Management

David A. Levy
Chairman
The Jerome Levy Forecasting Center

Gabrielle Napolitano, CFA
Managing Director
Global Investment Research
Goldman Sachs & Co.

Srinivas Thiruvadanthai, Ph.D.
Director of Research
The Jerome Levy Forecasting Center

Robert Willens, CPA
Managing Director &
Tax and Accounting Analyst
Lehman Brothers, Inc.

David A. Zion, CFA
Managing Director & Accounting Analyst
Equity Research
Bear Stearns & Co.